Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

ARROWHEAD RESEARCH CORPORATION

(Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware)

Arrowhead Research Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Company, as theretofore amended, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of 10,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), par value $0.001 per share, and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on October 25, 2011, filed a Certificate of Designations, Preferences and Rights with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware.

2. That no shares of said Series A Preferred Stock are outstanding and no shares thereof will be issued hereafter subject to said Certificate of Designations, Preferences and Rights.

3. That the Board of Directors of the Company has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Company and by a Certificate of Designations, Preferences and Rights (the “Series A Certificate of Designations”) filed in the office of the Secretary of State of the State of Delaware on October 25, 2011, the Company authorized the issuance of 10,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), par value $0.001 per share, of the Company and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof; and

WHEREAS, as of the date hereof, no shares of such Series A Preferred Stock are outstanding and no shares of such Series A Preferred Stock will be issued subject to said Certificate of Designations; and

WHEREAS, it is desirable that all matters set forth in the Certificate of Designations with respect to such Series A Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

NOW, THEREFORE, BE IT AND IT HEREBY IS

RESOLVED, that all matters set forth in the Certificate of Designations with respect to such Series A Preferred Stock be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company; and it is further

RESOLVED, that the officers of the Company be, and hereby are, authorized and directed to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designations with respect to such Series A Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

4. That, accordingly, all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock shall be eliminated from the Certificate of Incorporation, as heretofore amended, of the Company, effective as of 4:00 p.m. (Eastern Time) on April 6, 2016.

IN WITNESS WHEREOF, Arrowhead Research Corporation has caused this Certificate to be executed by its duly authorized officer on this 5th day of April, 2016.

ARROWHEAD RESEARCH CORPORATION

By:	/s/ Christopher Anzalone
Christopher Anzalone
President and Chief Executive Officer